GENTECH HOLDINGS, INC.

September 25, 2020

United States Securities and Exchange Commission	VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Michael C. Foland

Re:	GenTech Holdings, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed October 29, 2019
File No. 024-11055

Dear Mr. Foland:

Further to our receipt of confirmation from your office that all comments on GenTech Holdings, Inc.’s (the “Company”) Post-qualification Amendment No. 1 have been satisfied, we are now in a position to proceed with the Company’s Post- qualification Amendment No. 1 for their Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Post-qualification Amendment. Accordingly, we hereby request the SEC qualify our Post-qualification Amendment No.1 effective 4:00 p.m. on Wednesday, November 13, 2019 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ David Lovatt

David Lovatt, CEO